CHELSEA ANNOUNCES FILING OF FIRST QUARTER 2018 FINANCIAL STATEMENTS AND MD&A

Calgary, Alberta, Canada, May 29, 2018 -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTC Pink: COGLF) announces that it has filed its unaudited interim condensed consolidated financial statements and accompanying notes for the three month period ended March 31, 2018 and 2017 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Copies of each of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com